June 15, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (787) 758-5611

Ms. Yadira R. Mercado
Executive Vice President and Chief Financial Officer
Eurobancshares, Inc.
270 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re:** **Eurobancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-50872**

Dear Ms. Mercado:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies
(z) – Reclassifications, page F-13

1. We note that you made certain reclassifications to prior year amounts related to certain loan origination costs that resulted in a decrease in loan interest income and a corresponding decrease in salaries and employee benefits. Please advise us

as to the nature of this reclassification, and explain how you considered whether this reclassification represents the correction of an error based on the guidance in APB 20.

Note 17 – Derivative Financial Instruments, page F-27

2. We note that as of December 31, 2005 and 2004 you accounted for as fair value hedges interest rate swaps with notional amounts of $30.8 million and $50.2 million, respectively. It is our understanding that you used these interest rate swaps to hedge the interest rate risk associated with certain fixed-rate time deposits. Please advise us as follows with respect to these fair value hedges:

    *   Tell us whether all or a portion of the hedged time deposits are "brokered" deposits;

    *   Tell us how you determined that these hedging relationships met the criteria in paragraphs 20-21 of SFAS 133 to be accounted for as fair value hedges;

    *   Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy; and

    *   To the extent that you apply the shortcut method or matched terms to assume no ineffectiveness, tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

3. We note that as of December 31, 2004 you had an aggregate notional amount of $52.5 million of prime-based interest rate swaps designated as cash flow hedges of your commercial loan portfolio. In the last paragraph on page F-27 you disclose that during the second quarter of 2005 you terminated three of these swaps totaling $42.5 million which did not meet the requirements for hedge accounting under SFAS 133. Please explain to us how you determined that these hedges did not meet the requirements for hedge accounting. In addition, tell us how you determined whether your financial statements for prior periods should be restated to reflect no hedge accounting for those periods.

4. On page F-28 you disclose that in April 2005 you redesigned your remaining interest rate swaps in order to qualify as highly effective fair value hedges from that point forward. Please advise us as follows with respect to your remaining hedges:

    *   Clearly describe the terms of both the hedging instrument and the hedged item;

- Explain how you determined that these hedging relationships met the criteria in paragraphs 20-21 of SFAS 133 to be accounted for as fair value hedges; and

- Clearly describe the methods used to prospectively and retrospectively assess hedge effectiveness and measure ineffectiveness.

Note 20 – Sale of Receivables and Servicing Assets, page F-29

5. We note that you have sold lease financing contracts, mortgage loans and consumer loans in various transactions during fiscal years 2005, 2004 and 2003, resulting in gains of approximately $1.0 million, $1.4 million and $3.5 million, respectively. Please advise us as follows with respect to these asset transfers:

- Clearly describe the analysis you performed to substantiate your conclusion that these asset transfers met each of the criteria in paragraph 9 of SFAS 140 for sale treatment and are not financing transactions.

- Specifically explain how you considered the impact of the limited recourse provisions on your conclusion under paragraph 9 that the transferred assets were placed beyond the reach of the transferor and its creditors.

- Identify the third parties to whom such loans and lease finance contracts were sold, and advise us as to whether you have purchased loans or lease financing contracts from the same third parties.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant